1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 13, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Aug. 13, 2024 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.Approved the 2024 second quarter Business Report and Financial Statements. Second quarter consolidated revenue totaled NT$673.51 billion and net income was NT$247.85 billion, with diluted earnings per share of NT$9.56.

2.Approved the distribution of a NT$4.00 per share cash dividend for the second quarter of 2024, and set December 18, 2024 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be December 12, 2024. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (December 14 through December 18, 2024) for registration transfer, and the dividend will be paid on January 9, 2025. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be December 12, 2024. Beginning May 28, 2024, the New York Stock Exchange has shortened the securities settlement cycle from two business days to one business day, and the record date for TSMC ADSs entitled to participate in this cash dividend distribution will also be December 12, 2024.

3.To meet long-term capacity plans based on market demand forecasts and TSMC’s technology development roadmap, the Board approved capital appropriations of approximately US$29,615.47 million for purposes including: 1) Installation and upgrade of advanced technology capacity; 2) Installation and upgrade of advanced packaging, mature and/or specialty technology capacity; 3) Fab construction, and installation of fab facility systems.

4.Approved the capital injection of not more than US$7.5 billion to TSMC Arizona, a wholly-owned subsidiary of TSMC.

5.To attract and retain corporate executives and critical talents and to link their compensation with shareholders’ interests and ESG achievements, the board approved the issuance of 2,353,000 shares of 2024 employee restricted stock awards (RSAs).

6.Approved the promotion of Materials Management Organization Senior Director Ms. Vanessa Lee to Vice President.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#    #    #

TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report (1) the major financials for the six months ended June 30, 2024, which were prepared in accordance with TIFRS on a consolidated basis; and (2) the cancellation of treasury shares. Both were approved by the TSMC Board of Directors.

1. Major financials
(In NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the six months ended June 30, 2024)
Net sales	1,266,154,378
Gross profit	672,629,747
Income from operations	535,573,848
Income before tax	572,853,779
Net income	472,882,701
Net income attributable to shareholders of the parent	473,330,405
Basic EPS (NT$)	18.25

Balance Sheets Items (as of June 30, 2024)
Total assets	5,982,364,014
Total liabilities	2,162,215,809
Equity attributable to shareholders of the parent	3,791,402,874

2. Cancellation of treasury shares
The TSMC Board of Directors approved the cancellation of 3,249,000 treasury shares and the associated capital reduction of NT$32,490,000 and set September 1, 2024 as the record date for the capital reduction.